Exhibit 99.6

CABLE AND WIRLESS PLC
ANNUAL GENERAL MEETING ON 22nd JULY 2005

ANNOUNCEMENT OF POLL RESULTS

Cable and Wireless plc held its Annual General Meeting today at Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE.

A poll was held on each resolution. All resolutions were passed and full results of the poll are given below:

	RESOLUTIONS	VOTES FOR	%	VOTES	%	VOTES
				AGAINST		WITHELD

1	To adopt the Report and Accounts	1,340,700,972	99.78	2,967,216	0.22	27,301,407

2	To approve the Remuneration Report	1,329,723,848	97.38	35,722,696	2.62	5,523,051

3	To declare a Final Dividend	1,370,422,715	99.97	348,754	0.03	198,126

4	To elect Mr George Battersby	1,365,480,689	99.66	4,618,371	0.34	870,535

5	To elect Mr Clive Butler*	1,368,358,538	99.88	1,707,931	0.12	903,126

6	To elect Mr Harris Jones	1,365,265,443	99.66	4,654,791	0.34	1,049,361

7	To elect Ms Kate Nealon*	1,368,435,719	99.88	1,670,927	0.12	862,949

8	To elect Ms Agnès Touraine	1,368,486,820	99.88	1,599,900	0.12	882,875

9	To re-elect Mr Francesco Caio	1,363,702,607	99.65	4,785,784	0.35	2,481,204

10	To re-elect Mr Bernard Gray*	1,364,337,408	99.58	5,714,269	0.42	917,918

11	To re-elect Mr Tony Rice	1,368,473,499	99.88	1,593,916	0.12	902,180

12	To re-appoint KPMG Plc as Auditors	1,366,420,402	99.71	4,012,257	0.29	536,936

13	To authorise the Directors to fix the Auditors remuneration	1,365,519,754	99.64	4,882,864	0.36	566,977

14	To amend the Rules of the Cable & Wireless Incentive Plan	1,352,755,494	99.10	12,322,644	0.90	5,891,457

15	To amend the Rules of the Cable & Wireless Deferred Short Term Incentive Plan	1,345,031,075	98.53	20,010,177	1.47	5,928,343

16	To authorise the Company to make market purchases¥	1,364,880,949	99.76	3,295,589	0.24	2,793,057

17	To increase the total cap on Directors’ Fees	1,361,744,297	99.41	8,082,590	0.59	1,142,708

18	To amend the Company’s Articles of Association¥	1,366,088,713	99.81	2,615,437	0.19	2,265,445

* Member of the Remuneration Committee ¥ Special Resolution